Exhibit 99.1

PRESS RELEASE – June 14, 2011

All amounts expressed in US$ unless otherwise indicated

Barrick offer for Equinox expires: proceeding with compulsory acquisition

Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (“Barrick” or “the Company”) and its wholly-owned subsidiary, Barrick Canada Inc. (the “Offeror”), announced today that an additional 37,898,384 common shares (the “Equinox Shares”) of Equinox Minerals Limited (TSX: EQN) (ASX: EQN) (“Equinox”) representing approximately 4% of the outstanding Equinox Shares on a fully diluted basis were deposited and have been taken up under the offer (the “Offer”) by the Offeror to acquire all of the Equinox Shares at a price of C$8.15 per Equinox Share. The Offeror has acquired a total of 827,330,848 Equinox Shares pursuant to the Offer. Barrick and its affiliates now collectively own 845,529,601 Equinox Shares, representing approximately 96% of the outstanding Equinox Shares on a fully diluted basis. The Offer is now closed.

As the Offer was accepted by holders of more than 90% of the Equinox Shares (other than Equinox Shares held by the Offeror and its affiliates and associates at the date of the Offer), the Offeror will exercise its rights under the compulsory acquisition provisions of the Canada Business Corporations Act to acquire all outstanding Equinox Shares. A notice of compulsory acquisition will be mailed promptly to all remaining holders of Equinox Shares.

The Offeror is a wholly-owned subsidiary of Barrick. Its registered office is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, P.O. Box 212, Toronto, Ontario, M5J 2S1. To obtain a copy of the report filed with the Canadian securities regulatory authorities relating to the acquisition by the Offeror of Equinox Shares pursuant to the Offer, contact the individuals listed below.

BARRICK INVESTOR CONTACT:	BARRICK MEDIA CONTACT:
Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	Andy Lloyd Senior Manager, Communications Tel: (416) 307-7414 Email: alloyd@barrick.com

BARRICK GOLD	1	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as fuel and electricity); inaccuracies or material omissions in Equinox’s publicly available information or the failure by Equinox to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information; the ability of the Company to complete or successfully integrate an announced acquisition proposal; legislative, political or economic developments in the United States, Canada, Zambia, Saudi Arabia or elsewhere; operating or technical difficulties in connection with mining or development activities; availability and costs associated with mining inputs and labor; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.

BARRICK GOLD	2	PRESS RELEASE